Invest in SousZen

Next-gen software to orchestrate and streamline restaurant kitchen operations



SOUSZEN.COM   BEND OR

Food | Software | Technology | Cooking | Artificial Intelligence

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 SOUSZEN

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Why you may want to invest in us...

1. F&B giant PepsiCo a key backer and investor; first customer

2. Large target market: restaurants serving freshly prepared food - 200K in US, >1m worldwide

3. Disruptive use of next-gen tech in untapped commercial kitchen market

4. Tech veterans with proven success in software start-ups: led by CEO Stephen King, $100m in 3 exits

5. Covid-19: enables restaurants to reinvent business, streamline operations and boost margins

6. Disruptive technology using AI, Machine Learning, Queue Theory. Patent pending on decision engine

7. Attractive fee model for under-pressure restaurant businesses; a cost-effective solution

8. Designed for restaurants with more than one location; delivers consistency

WE'VE RAISED $648,583 SINCE OUR FOUNDING

Our team



Stephen King
CEO
Stephen has founded, grown, and turned around several companies, creating millions of dollars in shareholder value. • 3 exits • Grew company from $90m to $300m with a valuation on Nasdaq of $8bn • CMO & head of Europe for a $2bn multinational




Joshua Groves
CTO
Josh's career in tech spans data, software, and hardware, working in start-ups, private equity, and Fortune 100 companies. • 3-time CTO in IoT and software • 2 exits • Raised $31m in last role • Experienced leader of data and ML teams




David Kraft
Chairman
David brings over 20 years' experience in program and project management, management consulting, business operations innovation and technology commercialization.


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In the news


November 17, 2020 @ www-geekwire-com.cdn.ampproject.org

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Downloads

📄 Founder Intro.m4v
📄 Pepsi proof of concept.mp4
📄 Tosti-Ingredients.mp4
📄 Tosti Centros Tv Ad-1.m4v

Now is the time to disrupt the kitchen

"It's about not just doing well, cooking well. It's cooking well always. Always being on time. Always being ready. Always making it the same way." **Anthony Bourdain**

Focus on the kitchen

Unlike the majority of solutions, we focus on the kitchen – where 75 percent of all costs reside and where profits are made (and lost). Surviving in the post-Covid world will depend on getting these costs in hand.

We solve restaurant owners' three main pain points:

- The talent crunch in the kitchen

- The efficient delivery of food of a consistent quality (not just at one location but across many)

- Effective inventory control to minimize waste and maximize margins.



Benefits

KITCHEN ORCHESTRATION	🕐	**On time, every time** • Kitchen orchestration • Timing is key • Applying next-gen tech
CONSISTENCY	🖥	**Consistently good food** • Reproduces the art of the chef • Solves talent crunch • Grows as you grow
MARGINS	🍲	**Focus on the kitchen** • Analytics • Inventory management • Menu & recipe management

Our products

Three products deliver back-of-house orchestration across food preparation, menu, recipe, ingredient management, and flavor insights.

We reproduce the chef's art in software - managing menus, recipes, ingredients, suppliers, and food prep to deliver great food. From menu management and publishing to food preparation, SousZen streamlines operations to maximize visibility and efficiency.

The expeditor role and back-of-house management can now be handed over to software.


Manager™ Web App
Controls food costs and supply by tracking raw ingredients, monitoring consumption, and predicting inventory
Expeditor™ Mobile App
Orchestrates meal prep across orders, timing, ingredients, staff and equipment, turning novice kitchen staff into experts
Advisor™ Web App
Collects and analyzes data across one or multiple locations to inform decision making – the insight center for your business
Corporate Management
Food Service Location

Manager™ Web App

Targeted at the manager of a single-location kitchen, the Manager™ app controls food costs and supply by tracking raw ingredients, monitoring consumption, and predicting inventory.



Manager™ also includes a menu publishing capability to help users maintain their online presence. It also provides easy integration with most POS systems. The first three locations are free, then $50 per month

Expeditor™ Mobile App

Expeditor™ is powered by the first-ever real-time decision engine for the commercial kitchen.



The Expeditor Engine™ continuously evaluates the configuration and runtime variables in the kitchen and provides optimized instructions to kitchen staff. The Expeditor™ app orchestrates meal prep from orders through to delivery. It will be essential as kitchens adopt robotic appliances. $75 per month per station

Advisor™ Web App

Advisor™ is targeted at the owner or supervisor of multiple kitchens. It collects and analyzes data across one or multiple locations to inform decision-making. It's the business's insight center. $ 30 to access data at each location.



Why now?

A key market driver is the growing consumer demand for freshly prepared, locally sourced, organic food (67% of consumers expressed this preference in a recent survey). But these 'a la minute' types of restaurants have typically been impossible to scale – until now.

The latest digital technology, low-cost tablets and other portable devices, and the acceptance of industry disruption have all come together to make SousZen possible.

What problem does our tech solve?

The only way to make money with freshly prepared food concepts is to expand into multiple locations. But taking a successful restaurant concept and replicating it is never easy.

Chains and fast casual restaurants often resort to pre-cooked, industrialized ingredients and menu simplification to expand their business – options not viable for food service outlets that want to meet the demand for freshly-cooked food.

SousZen is solving the problem through the use of software. Using the next-generation digital technology to orchestrate and simplify complex kitchen operations.



Ingredients
Recipes
Food preparation
Menu items
Menu
Ingredient consumption tracking and trend analysis, with shopping lists linked to vendors
Nested recipes exchanged over a network, with detailed timing, operational steps, and training videos
Augmented intelligence in the form of a realtime decision engine issuing optimized directives to kitchen staff
Read-only API integration with 3rd-party POS system for realtime order tracking
Full menu management and control, including visibility on margins with menus published publicly using all proper schema.org tags

How SousZen supports restaurants after Covid

With the arrival of Covid, there's the opportunity and need to bring the kitchen out of the dark ages in terms of the application of technology and use it to deliver efficiency and improved margins.

We have a license-fee model based on number of sites. We will offer Manager for free for the first three locations and then $50 per month per additional site. This will help up-and coming restaurant businesses survive and thrive.

Setting SousZen apart from our competitors

The focus of tech investment has typically been at the front-of-house (FOH), not the back of house, or kitchen, where a business lives or dies. It has left restaurant kitchens relatively tech free, and procedures and processes relying on outdated systems, or worse, no systems at all.



The back-of-house (BoH) saw just 5% the tech investment the front-of-house received†
But 75% of all costs are in the BoH kitchen
With the ubiquity of cloud computing, mobile devices, and machine learning, the restaurant kitchen is ripe for tech investment
†Morningstar, 2019
SOUSZEN

Competitor landscape: it's the turn of the kitchen

At SousZen we believe now is the time for digital disruption, and our solution that revolutionizes food preparation and management.





What's the size of the market?

Our focus is on owners of restaurants with freshly prepared food concepts, with multiple locations, looking to expand. These are our sweet spot. There are over 200,000 such locations in the US and 1m worldwide.

The food service market is currently worth US$3 trillion. An estimated 1% is spent on software tools - that's US$30bn.

Our customers

Currently product trialing happening in three restaurants in the US as well as two pilots in Australia with Ovolo Hotel group restaurants.

Strategic-partner and investor

Current contract with Pepsico for Manager and Advisor for 13,000 Tosticentro restaurants trucks in Mexico, to roll out paid trial to 2,500 locations (first quarter 2021)



Tosticentro
SousZen co-funded, and apps co-developed, with PepsiCo
PepsiCo has over 13,000 locations of their Tosticentro restaurants and food carts in Mexico
Manager™ app mitigates risk by making the owners better business people
Advisor™ app gives PepsiCo detailed insight into business operations and trends
Tostitos
7

Reasons to believe

5
successful exits between the two managing executives
170
billion market cap of SousZen's co-founding partner
2,500
Number of restaurants and food carts that are piloting SousZen's system
SOUSZEN
PEPSICO
Tosticentro

Why Invest?
1
Opportunity: $100m in 5 years
Lack of back-of-house tech investment
Size of market
Post-COVID 19
2
Software: SaaS for real need
Software that solves pain points
Latest tech
GTM strategy
3
Team: Experienced
Strong track record
Backers
Partners
24
SOUSZEN

This slide contains forward-looking projections that cannot be guaranteed.

CEO Stephen King - a personal story



I co-own three organic restaurants with a hugely talented chef. After some success, we had dreams of opening our fresh food concept in other markets. However, we were thwarted by four major challenges: consistency of food across time and place; difficulty in finding and retaining skilled staff; ensuring availability of the right ingredients; and the ability to update the menu instantly.

Our chef David spent all of his time training staff we well as managing menus and kitchen inventory. We quickly realised that the dream of opening a new location close by, let alone 50 miles away, was a fantasy. That's when the idea for SousZen was born.

Having previously worked in the software industry, I asked the question: what if we used the latest digital technology such as AI in the kitchen? It had never been applied to food service. I believed it could guide the cooking process, provide training, and deliver insights into ingredients and consumer trends across multiple locations.

So, the latest digital technology, along with low-cost tablets and other portable devices, and the acceptance of industry disruption, have all come together to make SousZen possible.

The arrival of Covid-19 has highlighted the need to bring the kitchen out of the dark ages, and use the latest tech to deliver efficiency and improved margins.

A key market driver is the growing consumer demand for freshly prepared, locally sourced, organic food. But these 'a la minute' type of restaurants have typically been impossible to grow – until now. SousZen provides a solution.

We estimate there are 200,000 of these types of restaurants in the US, and more than a million worldwide. Talking to chefs and F&B directors, they are thrilled that finally there is a solution to help them manage the complex world of the kitchen and enable them to grow.

Investor Q&A

What does your company do? ⌄   + EXPAND ALL

SousZen is a back-of-house software solution that orchestrates the complex world of the commercial kitchen. We enable businesses to add new locations - without compromising on food quality. And to streamline operations to boost margins, reduce waste, and train staff. An affordable, scalable and flexible platform that makes use of the latest digital technology, and easily adapts to operational needs.

Where will your company be in 5 years? ⌄

Our aspiration is to be a $100 million company in five years, with customers worldwide. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

I co-own three organic restaurants. I had dreams of expanding. However, we faced three challenges: consistency; staff; managing inventory. Having worked in software, I wanted to apply the latest digital technology to the kitchen: to guide the cooking process, provide training, and deliver insights.

How far along are you? What's your biggest obstacle? ⌄

SousZen's has 3 products: Manager™ web app which controls food costs and supply by tracking raw ingredients, monitoring consumption, and predicting inventory. Advisor™ web app that collects and analyzes data to inform decision making and deliver insights. And Expeditor™ mobile app, the first-ever real time decision engine for the kitchen. It issues optimized instructions, orchestrating meal prep across orders, timing, ingredients, staff, and equipment.
Version 1 of Manager is being trialled in Australia, Mexico and the US. Advisor is 90% complete. Expeditor's user interface (UI) is designed, and we are close to completing the rules engine.

Who competes with you? What do you understand that they don't? ⌄

The focus of tech investment has typically been at the front-of-house (FOH), not in the kitchen, where a business lives or dies. Just look at the numbers. $10 billion was invested in FOH on solutions including ePOS, delivery, ordering and CRM, while only $500m made its way into back-of-house systems. It has left restaurant kitchens relatively tech free, and procedures and processes relying on out-dated systems, or worse, no systems at all. SousZen's focus on the kitchen means we are set to revolutionize multi-location food service operations.

How will you make money? ⌄

We have a license-fee model based on number of sites. We will offer Manager for free for the first three locations and then $50 per month per additional site. The advanced analytics and content management of Advisor is priced at $30 per location. And the scheduling app Expeditor will cost $75 per station. In the future, we will add appliance control.
Other opportunities for monetization include a data play. Advisor is designed to be a market network. What this means is that users can pay a subscription to SousZen and access recipes, an ingredient supplier database for economies of scale, as well as consumer trends and preferences.
There will also be OEM opportunities with appliance manufacturers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

In these difficult times, funding is an issue. Many angel groups and VCs are focused on shoring up their portfolios.
And Covid has of course created a difficult environment for many in the food service and hospitality business.

How will it solve the many problems facing the restaurant industry in the light of Covid? ⌄

SousZen helps in a number of ways:
• Efficient inventory management means better control of food costs and higher margins
• The flexibility of being able to publish the menu (and any changes as they are made) immediately to websites, Google and other online ordering systems in a searchable format. Makes it easier for customers to view and order items.
• Providing recipe training to staff. Three options: watch video to learn how to make dish; look at recipe steps to follow; cue to start cooking when on the line. Helps cooks become better, more efficient.
• Ensuring consistency on a daily basis, across multiple locations
• Scheduling (tables or groups) to ensure all dishes arrive at the same time (including notifications for pick up).

Why would a restaurant invest in your solution now when most are focused on surviving the crisis and many are closing? ⌄

Individual locations often survive by muddling through – relying on the experience and the intuition of the chef/owner, who has to be there every day.
When it comes to expansion, SousZen replicates the art of the chef/owner and captures it in software.
The opportunity cost for the average restaurant in America in terms of staff retraining, poor efficiency and waste is estimated to be over $10k per month. Any restaurant owner would be interested in significantly reducing this figure for just a few hundred dollars a month.
SousZen not only delivers cost savings and higher margins, it also frees up managers and expeditors to focus on delivering better quality food, consistently, and on improving customer service (ensuring Covid compliance).

What needs to happen for you to succeed? ⌄

We need to continue to build our technology base and focus on our go to market plan:
Phase 1:
Early Adopters
Currently product trialing happening in three restaurants in the US as well as two pilots in Australia with Ovolo Hotel group restaurants.
Strategic-partner and investor
Current contract with Pepsico for Manager and Advisor for 13,000 Tosticentro restaurants

trucks in Mexico, to roll out paid trial to 2,500 locations (first quarter 2021)
Phase 2:
Partner with hospitality software provider to complement their offerings
In discussions to partner with management software company of 1000+ hotels group across Europe and the US, who offer a POS and kitchen display system, but have no inventory or menu management capability.
Leverage Pepsico's affiliates
As a strategic partner, SousZen's agreement to market its products to affiliates through PepsiCo's Digital Labs website and channel managers, give access to over 100,000 foodservice restaurants.

Do you own any patents? ⌄

We will apply for a patent for our kitchen expeditor engine. Think of it as Google maps for the kitchen, with the added benefit of telling you how much gas you have consumed, when to get a service etc.

What products make up the SousZen solution? ⌄

Manager™ web app
Targeted at the manager of a single-location kitchen, the Manager™ app controls food costs and supply by tracking raw ingredients, monitoring consumption, and predicting inventory. Manager™ also includes menu publishing capability to help restaurants maintain their online presence, and it can be easily integrated with most POS systems.

Advisor™ web app
Advisor™ is targeted at the owner or supervisor of multiple kitchens. It collects and analyzes data across one or multiple locations to inform decision making – it's the insight center for the business.

Expeditor™ mobile app
Expeditor™ is powered by the first-ever real time decision engine for the commercial kitchen. The Expeditor Engine™ is continuously evaluating the configuration and runtime variables in the kitchen and issuing optimized instructions to kitchen staff. The Expeditor™ app orchestrates meal prep across orders, timing, ingredients, staff, and equipment, turning novice kitchen staff into experts.

What are the benefits? ⌄

We deliver intelligent table scheduling, timing, and inventory management. Our products integrate with existing tech, such as the POS. We deliver ingredient, recipe, and menu management - and a data bank to share everything from recipes to demographic trends. SousZen's platform delivers a solution that easily scales from a single food service outlet to a multi-location chain.

Key benefits are:

1. Focus on the kitchen : Increased margins
• Analytics
• Inventory and vendor management
• Menu and recipe management

2. Reproduces the art of the chef : Consistently good food
• Recipes in guided, repeatable steps
• Solves talent crunch
• Scales with your business

3. Kitchen orchestration: On time, every time
• Real-time directives
• Optimized decision-making
• Continual improvement via machine learning and A.I.

Why investors love us ⌄

We've raised US$650,000 since our founding.

We are an exciting start-up solving a real-world problem with advanced technology. The problem will only be exaggerated by Covid. We have attracted leading chefs and partners already, and have a virtual backstop with our relationship with PepsiCo.

Why customers love us ⌄

SousZen was created by a restaurant owner -- with input along the way from PepsiCo - who understands the four main pain points of food service operators:
• consistency across multiple locations
• talent crunch and staff training
• inventory management to minimise waste and maximise margins
• menu flexibility: being able to update on the fly

• menu flexibility, being able to update on the fly

One happy customer had this to say:
"I'm a consultant and chef with over 25 years' experience and over 40 successfully launched restaurants and hotels. I presently operate four restaurants in Oregon and we are on track to open three more In the next two years.
If you ask most F&B professionals, they'll tell you that understanding what's happening in the back of house is critical to consistent high-quality food, service and analytics. I've been using SousZen for six months and I can't believe the difference it's made to me and our operations.
It's helped us understand and manage our inventory, construct new menus and, crucially during these challenging times, publish new menus to the web within minutes based on what we have and to satisfy customer demand.
I recommend SousZen to any owner or manager that wants to better manage their kitchen & operations in a way that has been impossible before this.'

David Touvell, Chef/Owner, Bend in Spoon, Chow, Good Karma, Cottonwood

What's your go-to-market strategy? ˅

Our focus is on owners of restaurants with freshly prepared food concepts, with multiple locations, looking to expand. These are our sweet spot as we help them grow without resorting to pre-cooked, industrialized ingredients and menu simplification. There are over 200,000 such locations in the US and 1m worldwide. There are numerous ways to access this market. Our offer of free Manager software for their first three locations is appealing. We then use inside sales to upsell additional copies of Manager, as well as SousZen's Expeditor and Advisor products.

Our pricing is competitively priced compared with the front of house software. We would build a major accounts team to focus on ghost kitchens and new operations that focus on the use of robotics.
Our pricing strategy takes into account the fact that ultimately we wish to monetize the data we collect on ingredient and taste trends. We believe this insight into the market will be valuable in the long term.

SousZen has an agreement with our partner PepsiCo to market to all of their affiliates. This is something that would be part of phase II. Also, SousZen will be listed as a software resource on Pepsico's site, and our inside sales team and US Sales lead will work directly with Pepsico's key account manager in promoting our software to those accounts.

We also believe we can OEM our software to food carts of the future and appliance suppliers and establish a market network between our customers.

Tell me more about PepsiCo involvement? ˅

The idea behind SousZen was born out of a RFP with Xinova, for solutions to a low-cost snack platform for developing markets. While the initial target was food carts and away-from-home opportunities, PepsiCo recognized the potential benefit of digitizing the "back of house" at all restaurants. To fully develop and commercialize the technology PepsiCo partnered with Xinova Stephen and Innit to co-found SousZen.

PepsiCo's R&D External Innovation Team, the group behind the initial investment, has a charter to incubate new technologies. While PepsiCo remains interested in the technology in order to consider the potential for their food service customers, they are looking to bring in other partners to drive commercialization.

The software was developed hand-in-hand with PepsiCo's TostiCentros business in Mexico. Covid-19 has impacted this business and the timing of the pilot. PepsiCo and TostiCentros are, however, committed to completing the trial and are very excited about the possibilities and potential for the growth of their business.

Pep has agreed to refer the solution to their affiliate network

Why is SousZen so unique when it comes to calculating gross margin per product in restaurants? ˅

Most restaurants have no way of understanding their margin by menu item. In any other business, not understanding margins would be unacceptable. Most food service accountants say "We are losing money, but I don't know where."

Manager from SousZen solves this problem. It maps menus to recipes to ingredients to purveyors keeping constant track of food usage and giving instant and changing insight into the gross margin by menu item.